UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Highlights
•SQM reported total revenues for the nine months ended September 30, 2024 of US$3,455.0 million compared to total revenues of US$6,155.9 million for the same period last year.
•Net loss(1),(2) for the nine months ended September 30, 2024 of (US$524.5) million or (US$1.84) per share, compared to net income(2) of US$1,809.5 million or US$6.33 per share for the same period last year.

•Solid sales volumes in lithium, iodine, and fertilizer businesses.
•SPN and Potassium businesses posted healthy growth showing market recovery.
•Slight increase in iodine prices, due to strong market demand and limited supply.
•First lithium sales from the SQM International lithium division.

SQM will hold a conference call to discuss these results on Wednesday, November 20, 2024 at 10:00am ET (12:00pm Chile time).
Participant Dial-In (Toll Free): 1-844-282-4852
Participant International Dial-In: 1-412-317-5626
Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=xdNdTppQ
Santiago, Chile. November 19, 2024.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today net loss(1),(2) for the nine months ended September 30, 2024, of (US$524.5) million or (US$1.84) per share, compared to US$1,809.5 million or US$6.33 per share reported for the same period last year.
Gross profit(3) reached US$1,033.3 million (29.9% of revenues) for the nine months ended September 30, 2024, lower than US$2,674.3 million (43.4% of revenues) recorded for the nine months ended September 30, 2023. Revenues totaled US$3,455.0 million for the nine months ended September 30, 2024, representing a decrease of 43.9% compared to US$6,155.9 million reported for the nine months ended September 30, 2023.
The Company also announced net income for the third quarter of 2024 of US$131.4 million or US$0.46 per share, a decrease of 72.6% compared to US$479.4 million or US$1.68 per share for the third quarter of 2023. Gross profit for the third quarter of 2024 reached US$280.8 million, 62.7% lower than the US$753.6 million reported for the third quarter of 2023. Revenues totaled US$1,076.9 million for the third quarter of 2024, a decrease of 41.5% compared to US$1,840.3 million for the third quarter of 2023.
SQM’s Chief Executive Officer, Ricardo Ramos, stated, “We are publishing our third quarter 2024 financial results with positive volume growth in almost all of our business lines compared to last year. Fertilizer markets have shown solid market dynamics with a market size recovery. Our Specialty Plant Nutrition volumes grew more than 20% year-on-year while our revenues in this business line increased close to 12%.”
He continued, “Iodine demand continued to be strong, leading to an increase in our sales volumes and revenues compared to last year. Prices continued to move up slightly quarter over quarter since the beginning of this year and we have used part of our inventories to answer market needs.”
Mr. Ramos further stated, “In lithium, we reported sales volumes of more than 51 thousand metric tons of lithium products, an 18% growth year-on-year, demonstrating strong demand in the market. As anticipated, prices during the third quarter continued their downward trend, with average realized prices 24% lower than the second quarter this year. Although demand continues to grow at a strong pace, mainly driven by strong EV sales growth in China, we continue to see the
1 Includes the net effect of accounting adjustments for the payments of the specific tax on mining activities for the exploitation of lithium for the nine months ended September 30, 2024, in a total amount of US$1.303,3 million. For more detail, please refer to Note (1) to this Earnings release.

SQM S.A. 3Q2024 Earnings release	1

prices pressured by an oversupply that persists despite the curtailment announcement we have seen over the past few weeks.”

Mr. Ramos closed by saying, “Our more than 30-year track record in the lithium market has proved that we have a long-term view in this business. Despite current market prices, we strongly believe in the lithium market and its fundamentals which are highly related to the clean energy transition. SQM is in a strong competitive position and well prepared to continue developing our projects in Chile and abroad to harvest the benefits of this transition.”
Segment Analysis
Lithium and Derivatives
Revenues for lithium and derivatives totaled US$1,709.3 million during the nine months ended September 30, 2024, a decrease of 61.1% compared to US$4,388.7 million recorded for the nine months ended September 30, 2023.
Revenues for lithium and derivatives totaled US$497.2 million for the third quarter of 2024, a decrease of 61.1% compared to US$1,277.9 million recorded for the third quarter of 2023.
Lithium and Derivatives Sales Volumes and Revenues:

		9M2024	9M2023	2024/2023
Lithium and Derivatives	Th. MT	146.9	118.7	28.2	24%
Lithium and Derivatives Revenues	MUS$	1,709.3	4,388.7	(2,679.4)	(61)%

		3Q2024	3Q2023	2024/2023
Lithium and Derivatives	Th. MT	51.2	43.3	7.9	18%
Lithium and Derivatives Revenues	MUS$	497.2	1,277.9	(780.7)	(61)%

Revenues in the lithium business line during the third quarter of 2024 were affected by significantly lower average sales prices, partially offset by higher sales volumes, when compared to the same period last year. Average sales price for the third quarter of 2024 reached approximately US$9,700 per metric ton, a decrease of 67.1% compared to average sales price reported for the third quarter of 2023. Our lithium sales volumes reached almost 51,200 metric tons for the third quarter of 2024, an increase of 18.2% compared to sales volumes reported for the same period last year. Third quarter volume sales including sales coming from SQM International lithium division for the first time.

Our realized average sales prices were- as previously anticipated - lower for the third quarter of 2024, decreasing almost 24% quarter over quarter, following the market prices observed in the major indexes. We believe this market trend will continue and that our realized price for the fourth quarter of this year should be lower than the third one.

Our previously announced volume guidance remains the same, expecting to reach between 190,000-195,000 thousand metric tons of product sold this year.
Gross profit(3) for the Lithium and Derivatives segment accounted for 42.4% of SQM’s consolidated gross profit for the nine months ended September 30, 2024.
Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2024 totaled US$717.3 million, a slight increase when compared to US$690.2 million reported for the nine months ended September 30, 2023.
Revenues from our Specialty Plant Nutrition business line for the third quarter of 2024 totaled US$249.1 million, representing a 12.3% increase when compared to US$221.7 million reported for the third quarter of 2023.

SQM S.A. 3Q2024 Earnings release	2

Specialty Plant Nutrition Sales Volumes and Revenues:

		9M2024	9M2023	2024/2023
Specialty Plant Nutrition Total Volumes	Th. MT	745.3	614.3	131.0	21%
Sodium Nitrate	Th. MT	11.3	15.5	(4.2)	(27)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	412.4	316.5	95.9	30%
Specialty Blends	Th. MT	204.9	181.2	23.8	13%
Other specialty plant nutrients (*)	Th. MT	116.6	101.1	15.6	15%
Specialty Plant Nutrition Revenues	MUS$	717.3	690.2	27.2	4%

		3Q2024	3Q2023	2024/2023
Specialty Plant Nutrition Total Volumes	Th. MT	273.6	224.4	49.2	22%
Sodium Nitrate	Th. MT	1.7	6.7	(5.0)	(75)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	136.6	104.1	32.5	31%
Specialty Blends	Th. MT	96.0	81.8	14.3	17%
Other specialty plant nutrients (*)	Th. MT	39.3	31.8	7.5	23%
Specialty Plant Nutrition Revenues	MUS$	249.1	221.7	27.3	12%
*Includes trading of other specialty fertilizers.
The higher specialty plant nutrition business line revenues in the third quarter of 2024 were the result of significantly higher sales volumes compared to the same period in 2023, which offset a lower realized average price in the same period. Our average price decreased 7.9% year-on-year while our sales volumes increased 21.9% during the third quarter of 2024 compared to the same period last year.
We have observed positive trends in the potassium nitrate market during the first nine months of this year, characterized by healthy demand growth in the markets where we are present. We expect the market should grow around 17% in 2024 compared to 2023. We continue to believe that our sales volumes will surpass this market growth and expect that our sales volumes could grow around 20% in 2024 compared to 2023. We have observed that prices have normalized and expect current prices to remain stable for the rest of the year.
For the next year, we believe that the market size will reach the same levels observed in 2021, with a normalized market growth of around 5% compared to 2024.
Gross profit(3) for SPN segment accounted for 13.3% of SQM’s consolidated gross profit for the nine months ended September 30, 2024.
Iodine and Derivatives
Revenues from sales of iodine and derivatives during the nine months ended September 30, 2024, totaled US$742.8 million, an increase of 10.2% compared to US$674.0 million reported for the nine months ended September 30, 2023.
Revenues from sales of iodine and derivatives during the third quarter of 2024, totaled US$233.5 million, an increase of 9.6% compared to US$213.0 million reported for the third quarter of 2023.
Iodine and Derivative Sales Volumes and Revenues:

		9M2024	9M2023	2024/2023
Iodine and Derivatives	Th. MT	11.3	9.8	1.5	15%
Iodine and Derivatives Revenues	MUS$	742.8	674.0	68.7	10%

SQM S.A. 3Q2024 Earnings release	3

		3Q2024	3Q2023	2024/2023
Iodine and Derivatives	Th. MT	3.4	3.2	0.3	9%
Iodine and Derivatives Revenues	MUS$	233.5	213.0	20.4	10%
We reported sales volumes of over 3,400 metric tons for the third quarter of 2024, an increase of 9.1% compared to the sales volumes reported for the third quarter of 2023. Our average realized price in the third quarter increased by 3.8% compared to the second quarter of 2024, and we believe that average realized sales prices for the fourth quarter of 2024 could be higher than the price seen in the third quarter.
We continue to see a strong demand growth in the iodine market mainly driven by X-ray contrast media and other industrial applications. We continue to believe that the iodine market could grow approximately 7% in 2024 compared to 2023. However, we anticipate that iodine market growth could be lower in 2025 compared to this year despite strong demand, due to limited supply coming to the market. Under this scenario, we believe there should be an upward pressure on prices for at least the first half of next year.
Gross profit(3) for the Iodine and Derivatives segment accounted for 39.7% of SQM’s consolidated gross profit for the nine months ended September 30, 2024.

Potassium
Potassium revenues for the nine months ended September 30, 2024, totaled US$204.9 million, lower than revenues reported during the nine months ended September 30, 2023, which totaled US$228.2 million, representing a 10.2% decrease.
Potassium revenues for the third quarter of 2024 totaled US$68.2 million, lower than revenues reported during the third quarter of 2023, which totaled US$75.2 million, representing a 9.2% decrease.
Potassium Sales Volumes and Revenues:

		9M2024	9M2023	2024/2023
Potassium	Th. MT	528.6	430.5	98.1	23%
Potassium Revenues	MUS$	204.9	228.2	(23.3)	(10)%

		3Q2024	3Q2023	2024/2023
Potassium	Th. MT	175.7	168.7	6.9	4%
Potassium Revenues	MUS$	68.2	75.2	(6.9)	(9)%
Potassium revenues during the third quarter of 2024 were lower when compared to the same period last year, as a result of lower average sales price, partially offset by higher sales volumes reported for the third quarter 2024 compared to the same period of last year. We expect the Potash market to reach 71 million metric tons in 2024, back to the levels observed in 2021. We now expect our sales volumes to reach 620,000 metric tons this year due to a delay in the shipment of product rescheduled for 2025.
Gross profit(3) for Potassium segment accounted for 2.7% of SQM’s consolidated gross profit for the nine months ended September 30, 2024.
Industrial Chemicals
Industrial chemicals revenues for the nine months ended September 30, 2024 reached US$61.0 million, 61.0% lower than US$156.4 million recorded for the nine months ended September 30, 2023.
Industrial chemicals revenues for the third quarter of 2024 reached US$18.6 million, 57.1% lower than US$43.4 million recorded for the third quarter of 2023.

SQM S.A. 3Q2024 Earnings release	4

Industrial Chemicals Sales Volumes and Revenues:

		9M2024	9M2023	2024/2023
Industrial Nitrates	Th. MT	41.1	168.1	-127.0	(76)%
Industrial Chemicals Revenues	MUS$	61.0	156.4	(95.5)	(61)%

		3Q2024	3Q2023	2024/2023
Industrial Nitrates	Th. MT	12.7	48.5	-35.8	(74)%
Industrial Chemicals Revenues	MUS$	18.6	43.4	(24.8)	(57)%
Industrial chemicals revenues during the third quarter of 2024 were lower compared to revenues reported for the same period last year, as a result of significantly lower sales volumes which offset higher average sales prices. Our quarterly sales volumes in 2024-as reported during the first three quarters of this year- should be relatively flat quarter over quarter, and expect volume sales for the year to be close to 55,000 metric tons. We believe that the industrial chemicals market prices could also remain stable for the remainder of the year.
Gross profit(3) for the Industrial Chemicals segment accounted for 2.3% of SQM’s consolidated gross profit for the nine months ended September 30, 2024.
Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$19.8 million for the nine months ended September 30, 2024, an increase compared to US$18.3 million for the nine months ended September 30, 2023.
Financial Information
Cost of Sales
Cost of sales amounted to US$2,421.7 million for the nine months ended September 30, 2024, a decrease of 30.4% compared to US$3,481.5 million for the same period in 2023.

Administrative Expenses

Administrative expenses totaled US$132.2 million (3.8% of revenues) for the nine months ended September 30, 2024, compared to US$126.8 million (2.1% of revenues) for the nine months ended September 30, 2023.
Financial Indicators
Net Financial Expenses
Net financial expenses for the nine months ended September 30, 2024 totaled US$82.8 million, compared to net financial expenses of US$3.9 million for the nine months ended September 30, 2023.
Income Tax Expense
For the nine months ended September 30, 2024, the income tax expense, including the net effect of the payments of the specific tax on mining activities in Chile applied to the exploitation of lithium in the total amount of US$1,103.3 million (see Note (1) below), reached US$1,301.1 million, compared to an income tax expense of US$719.3 million during the nine months ended September 30, 2023.
The income tax expense, excluding the net effect of accounting adjustments for the payments of the specific tax on mining activities for the exploitation of lithium, reached US$197.8 million for the nine months ended September 30, 2024, representing an effective tax rate of 25.3%. The Chilean corporate tax rate was 27.0% in 2023 and 2024.

SQM S.A. 3Q2024 Earnings release	5

Adjusted EBITDA(4)
Adjusted EBITDA for the nine months ended September 30, 2024, was US$1,155.4 million (Adjusted EBITDA margin of 33.4%), compared to US$2,752.5 million (Adjusted EBITDA margin of 44.7%) for the nine months ended September 30, 2023.
Adjusted EBITDA for the third quarter of 2024 was US$338.6 million (Adjusted EBITDA margin of 31.4%), compared to US$788.2 million (Adjusted EBITDA margin of 42.8%) for the third quarter of 2023.
Notes:
(1) The Chilean Internal Revenue Service (“SII” in its Spanish acronym) has sought to broaden the application of the specific tax on mining activities in Chile to the extraction of lithium, a substance that is not concessionable by law, and has levied taxes as of December 31, 2023 in the amount of US$986.3 million on our subsidiary SQM Salar SpA. (“SQM Salar”) for the tax years 2012 to 2023 (business years 2011 to 2022) on that basis. SQM Salar has paid the tax assessments for US$201.3 million, for which seven tax claims have been filed against the SII challenging these taxes (the “Claims”), and the tax assessment for US$785.0 million, for which a claim has not yet been filed. Both amounts were accounted for as non-current tax assets in the consolidated financial statement for the year ended December 31, 2023, filed with the Chilean Financial Market Commission (“CMF” in its Spanish acronym). In the case covering the 2017-2018 tax years, the Tax and Customs Court upheld SQM Salar’s claim and ordered that these tax assessments be annulled. This case ruling was appealed by the SII, and on April 5, 2024 the Santiago Court of Appeal issued a ruling revoking the previous ruling handed down by the Tax and Customs Court covering the 2017-2018 tax years. Although the ruling of the Santiago Court of Appeal does not affect all other Claims and is still subject to appeal by SQM Salar, it prompted the review of the accounting treatment for the Claims by the SQM's Board of Directors. Consequently, in its financial statements for nine months ended September 30, 2024 files with the CMF, SQM recognized a tax expense adjustment amounting to US$1,103.3 million, corresponding to US$926.7 million for the business years 2011 to 2022, US$162.7 million for the 2023 business year and US$13.9 million for the nine months ended September 30, 2024, which corresponds to the impact that the interpretation of the Santiago Court of Appeal ruling could have on the Claims.

SQM maintains its firm position regarding the erroneous application of the specific tax on mining activity to the exploitation of lithium, a substance that is not concessionable by law in Chile, which had been recognized by the SII itself in the past, as well as by the executive, legislative and judicial powers in Chile. SQM Salar will continue to actively defend its position in the Claims. For more information, see Note 21.3 to our consolidated financial statements as of June 30, 2024 filed with the CMF.

(2) Net income (loss) refers to the comprehensive income (loss) attributable to controlling interests.
(3) A significant portion of SQM’s cost of sales are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
(4) Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

SQM S.A. 3Q2024 Earnings release	6

	For the 3rd quarter		For the nine months ended Sep. 30,
(US$ millions)	2024	2023	2024	2023

Profit for the Period	133.7	481.6	(520.2)	1,813.9
(+) Depreciation and amortization expenses	106.3	74.7	254.3	204.9
(+) Finance costs	54.1	30.3	155.4	89.6
(+) Income tax expense	59.9	216.1	1,301.1	719.3
EBITDA	353.9	802.6	1,190.6	2,827.7
(-) Other income	24.3	4.2	26.8	36.4
(-) Other gains (losses)	—	(1.1)	(2.2)	0.2
(-) Share of Profit of associates and joint ventures accounted for using the equity method	2.5	1.8	9.4	(0.9)
(+) Other Expenses	(29.2)	(5.8)	(72.3)	(27.8)
(+) Impairment of financial assets and reversal of impairment losses	0.4	(0.6)	1.9	(2.2)
(-) Finance income	24.0	34.0	72.5	85.7
(-) Foreign currency translation differences	(6.6)	(18.2)	(1.0)	(16.2)
Adjusted EBITDA	338.6	788.2	1,155.4	2,752.5

SQM S.A. 3Q2024 Earnings release	7

Consolidated Statement of Financial Position

	As of Sep. 30,	As of Dec. 31,
(US$ millions)	2024	2023

Total Current Assets	5,608.1	5,608.1
Cash and cash equivalents	1,565.4	1,565.4
Other current financial assets	996.7	996.7
Accounts receivable (1)	690.1	690.1
Inventory	1,685.2	1,685.2
Others	670.8	670.8

Total Non-current Assets	5,682.4	5,682.4
Other non-current financial assets	76.8	76.8
Investments in related companies	614.5	614.5
Property, plant and equipment	4,165.6	4,165.6
Other Non-current Assets	825.5	825.5

Total Assets	11,290.5	11,290.5

Total Current Liabilities	1,909.2	1,909.2
Short-term debt	1,025.0	1,025.0
Others	884.2	884.2

Total Long-Term Liabilities	4,258.3	4,258.3
Long-term debt	3,784.4	3,784.4
Others	473.9	473.9

Shareholders’ Equity before Minority Interest	5,084.4	5,084.4

Minority Interest	38.6	38.6

Total Shareholders’ Equity	5,123.0	5,123.0

Total Liabilities & Shareholders’ Equity	11,290.5	11,290.5

Liquidity (2)	2.9	2.9
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 3Q2024 Earnings release	8

Consolidated Statement of Income

	For the 3rd quarter		For the nine months ended Sep. 30,
(US$ millions)	2024	2023	2024	2023

Revenues	1,076.9	1,840.3	3,455.0	6,155.9

Lithium and Derivatives	497.2	1,277.9	1,709.3	4,388.7
Specialty Plant Nutrition (1)	249.1	221.7	717.3	690.2
Iodine and Derivatives	233.5	213.0	742.8	674.0
Potassium	68.2	75.2	204.9	228.2
Industrial Chemicals	18.6	43.4	61.0	156.4
Other Income	10.3	9.1	19.8	18.3

Cost of Sales	(796.0)	(1,086.6)	(2,421.7)	(3,481.5)

Gross Profit	280.8	753.6	1,033.3	2,674.3

Administrative Expenses	(48.5)	(40.1)	(132.2)	(126.8)
Financial Expenses	(54.1)	(30.3)	(155.4)	(89.6)
Financial Income	24.0	34.0	72.5	85.7
Exchange Difference	(6.6)	(18.2)	(1.0)	(16.2)
Other	(2.1)	(1.4)	(36.4)	5.8

Income Before Taxes	193.6	697.6	780.9	2,533.2

Income Tax	(59.9)	(216.1)	(1,301.1)	(719.3)

Net Income before minority interest	133.7	481.6	(520.2)	1,813.9

Minority Interest	(2.2)	(2.2)	(4.3)	(4.4)

Net Income	131.4	479.4	(524.5)	1,809.5
Net Income per Share (US$)	0.46	1.68	(1.84)	6.33
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 3Q2024 Earnings release	9

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
For media inquiries, contact:
Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the completion and implementation of the proposed partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes and sales prices, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 3Q2024 Earnings release	10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: November 19, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.